To Bank of Montreal Shareholders
Please note the next Annual Meeting of Shareholders of Bank of Montreal will be held on Tuesday, March 3, 2009 in St. John’s, Newfoundland. Additional details and meeting materials will follow in the normal course.
Bank of Montreal
Shareholder Services
Corporate Secretary’s Department
Telephone: (416) 867-6785
Fax: (416) 867-6793
E-Mail: corp.secretary@bmo.com
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Aux actionnaires de la Banque de Montréal
Veuillez prendre note que la prochaine assemblée annuelle des actionnaires de la Banque de Montréal aura lieu le mardi, 3 mars 2009 à St. John’s, à Terre-Neuve-et-Labrador. D’autres renseignements et les documents relatifs à l’assemblée vous seront transmis en temps opportun.
Banque de Montréal
Services aux actionnaires
Secrétariat général
Téléphone : 416 867-6785
Télécopieur : 416 867-6793
Courriel : corp.secretary@bmo.com